

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
Andrew Fitzmaurice
Chief Executive Officer
Nord Anglia Education, Inc.
Level 27, World-Wide House
19 Des Voeux Road
Central, Hong Kong

> **Re:    Nord Anglia Education, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 4, 2013**
> **CIK No. 0001492966**

Dear Mr. Fitzmaurice:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please furnish all exhibits.  We must review these documents before the registration statement is declared effective.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. We note your statements throughout the prospectus that you are the leading provider of training for a number of professional licensing exams in China.  Please expand your

disclosure to provide the measure by which you have determined your market position and your relative market share in the PRC market.

4.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.  We note references to third-party information throughout the prospectus, including information from the Parthenon Group.  Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.  Confirm for us that these documents are publicly available.

Prospectus Summary, page 1

6.  Please revise to provide greater detail regarding the premium school market and discuss what differentiates it from non-premium schools.

The Offering, page 9

7.  We note that you have multiple classes of shares outstanding.  Please tell us whether you expect all of these shares to convert to ordinary shares in connection with this offering and the related refinancing.  To the extent, you anticipate that certain classes of non-ordinary shares will be outstanding following this offering please confirm that such shares will be disclosed here.

Risk Factors, page 18

8.  We note that you have applied for listing on the New York Stock Exchange.  If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and makes clear the corporate governance matters affected.

We may not have adequate protection for our intellectual property…, page 23

9.  Please expand this risk factor to address whether you have trademark protection for your brand names in each market in which you operate schools under such brand.

Our debt could adversely affect our financial health and competitive position, page 26

10. Please revise this risk factor to disclose your debt obligations over the next 1 to 3 years.

The ownership structure of our schools in Thailand may be challenged, page 33

11. Please revise to explain the basis for your right to receive 100% of the economic benefit from your Thai schools. To the extent you have entered into agreements with the Thai persons that hold the majority shares in such schools, please disclose those contractual arrangements. In addition, please disclose whether there is any uncertainty regarding enforceability of such contracts.

We are an "emerging growth company", page 38

12. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Market and Industry Data, page 41

13. You state certain industry and market data contained in this prospectus has not been "independently verified." Under the federal securities laws, you are responsible for all

information contained within your registration statement and you should not include
language that suggests otherwise.  Please delete this statement.

## Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

14. Please revise this section to provide more detail regarding your acquisition of WCL
    Group and management's expectations of how this acquisition will affect its performance
    and operations in future periods.

15. We note your use of the metric "full-time equivalent students."  Please provide a clear
    and concise definition of this metric and how it is calculated.  In addition, please explain
    how your management uses this metric to evaluate performance and why you belief this
    metric is meaningful to investors.

## Critical Accounting Policies

## Share-Based Compensation, page 67

16. We note that in estimating the fair value of equity awards you used a fair value of $1.37
    per ordinary share in fiscal 2012 and 2013.  You determined equity value by applying an
    EV/EBITDA multiple by comparison to the average multiples of public companies in the
    education industry.  Please provide the following disclosures:

    • Disclose the fair value of equity awards issued during fiscal 2013.

    • Describe the significant terms of the equity awards and explain how you applied the
      Black-Scholes option pricing model to these provisions.

    • If significant equity awards were granted subsequent to your fiscal year end, please
      disclose the number of issuances and the fair value of the awards and the underlying
      ordinary shares.

If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your

confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director